Room 4561

March 28, 2006

William M. Wright III
President
DONOBi, Inc.
3256 Chico Way NW
Bremerton, Washington 98312

Re: DONOBi, Inc.
Information Statement on Schedule 14f-1 filed March 20, 2006
File No. 5-81684

Dear Mr. Wright:

This is to advise you that we have limited our review of the above filing to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review.   Feel free to call us at the telephone numbers listed at the end of this letter.

Information Statement on Schedule 14f-1

1.   Disclosure concerning shareholder actions in addition to a prospective change in the majority of the directors on your board is being provided to your shareholders in your information statement. Accordingly, you are required to file an information statement on Schedule 14C pursuant to Rule 14c-2 under the Exchange Act. Please file an information statement on Schedule 14C setting forth the necessary disclosure in connection with the actions taken by the written consent of holders of a majority of the outstanding shares of your common stock on March 20, 2006. Because shareholder action is being taken by written consent with respect to the proposed merger with GottaPlay Interactive and because of the changes in your capitalization, the information required by Items 11, 13 and 14 of Schedule 14A needs to be provided, including the information required by

Items 14(b) and (c). Please note that information concerning both the acquiring company and the company to be acquired must be provided.

2. Ensure that the management's discussion and analysis concerning DONOBi that is added in response to the preceding comment includes a complete discussion of the prospects of the combined company as well as the known prospective impact of the merger on the financial condition and results of operations contemplated for the combined company.

3. It appears that the reverse stock split is being undertaken to facilitate the merger transaction in order to effectively increase the number of shares authorized and available for issuance. We note that your current capitalization does not provide for a sufficient number of shares to allow this issuance of the consideration necessary for the merger. Please fully discuss your need to increase the number of shares authorized and available for issuance in order to consummate the merger transaction. In responding to this comment, please revise the information statement so that it shows clearly the impact the reverse stock split will have in effectively increasing the number of authorized but unissued shares that are available for future issuances. We suggest that you present a table that shows the number of authorized shares, outstanding shares and unissued shares available for future issuance, on a pre- and post-split basis.

4. We note that the board considered reducing the number of authorized shares. Other than with respect to the merger, please disclose whether you presently have any plans, proposals or arrangements to issue any of the newly available authorized shares of common stock for any purpose, including future acquisitions and/or financings. If so, please disclose by including materially complete descriptions of the future acquisitions and/or financing transactions. If not, please state that you have no such plans, proposals, or arrangements, written or otherwise, at this time to issue any of the additional authorized shares of common stock.

5. Revise the format of your filing so that the legend specified in Item 2 of Schedule 14C is presented on the first page of the document to be sent to shareholders.

6. We note that some of the significant shareholders identified in the table on page 6 are legal entities. Please expand to identify the natural person or persons exercising the sole or shared voting and dispositive power with respect to each identified holder that is a legal entity. Please also reflect in your table the prospective effect of the merger transaction and reverse stock split.

7. Please advise us concerning the exemption from the registration provisions of the Securities Act you are relying upon for the issuance of securities in the merger transaction. Provide us a detailed analysis of the factual basis for your belief that the exemption is available. Among other matters, tell us the number of shareholders of GottaPlay Interactive receiving your shares in the transaction and whether such

shareholders were accredited or sophisticated. Please also advise us the nature of the information delivered to such shareholders or otherwise advise why such information was not required.

8.   We note your disclosure regarding GottaPlay Interactive's recent acquisitions. As GottaPlay Interactive is your accounting survivor, it appears that the financial information for such acquired companies may be required in your disclosure pursuant to Items 310(c) and (d) of Regulation S-B. Please provide such financial information in your disclosure or otherwise advise us why such financial information is not required.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

William M. Wright III
DONOBi, Inc.
March 28, 2006
Page 4

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Daniel Lee at (202) 551-3477, or me at (202) 551-3462, with any questions. If you need further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: Via Facsimile
        Andrew I. Telsey
        Facsimile: (303) 757-1958